P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

03 NOV 24 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

03037640

82-2083

13 November 2003

SUPPL

Dear Sirs

P&O TRADING UPDATE: JULY TO SEPTEMBER 2003 AND P&O NEDLLOYD RESULTS: THIRD QUARTER 2003

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

enc

dlw 11/25

P&O

News Release

03 NOV 24 AM 7:21

EMBARGO: NOT FOR PUBLICATION BEFORE 07:01 HOURS (UK TIME) ON THURSDAY 13 NOVEMBER 2003

P&O TRADING UPDATE: JULY TO SEPTEMBER 2003

This is the Q3 update for P&O's ports, ferries and cold logistics businesses. The next quarterly update (October to December 2003) is provisionally scheduled for 4 March 2004. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's preliminary results which are also expected to be announced on 4 March 2004.

Key Points for Q3

- Growth in Ports container volumes remained strong at 24% with 13% attributable to organic growth;
- Ferries suffered from a continuation of the significant adverse trends reported in the first half for passengers and tourist vehicles; and
- Cold Logistics continued to experience competitive pressures in the US although the Australasian business achieved another quarter of steady trading.

P&O Nedlloyd, in which P&O has a 50% interest, is reporting its trading and financial results for Q3 today.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
+44 (0)20 7321 4490

PORTS

	Throughput[1] (TEU'[2] 000)			
	Q3		YTD	
Region	**2003**	**2002**	**2003**	**2002**
Asia	1,217	1,010	3,430	2,685
Americas	481	346	1,304	949
Europe	889	686	2,275	1,869
Australia	410	381	1,205	1,005
Total	**2,997**	**2,423**	**8,214**	**6,508**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Summary

1. Q3 2003 throughput was 24% up on Q3 2002 with 13% attributable to organic growth. Year to date growth has been 26% with 20% attributable to organic growth.

Asia

2. In China, the existing terminal operation at Qingdao (QQCT) is now operating at its full capacity of 1.3 million teus p.a. In July P&O announced that it had signed an agreement with the Qingdao Port Company to invest in and operate the new phase of the container port. Government approval was granted on 3 September and a business licence was issued on 3 November. The new phase has already commenced operations and is handling higher volume than the existing QQCT terminal. The new facilities are expected to be handed over to QQCT later this month. In Shenzen, the first berth of the Shekou terminal expansion started operation in August and the enlarged facility experienced strong growth.

3. In India, the new terminal at Mundra commenced operation in July. Two new quay cranes have been commissioned and the rail link with Delhi is now operational. At Mumbai, the NSICT terminal continued to operate at its full capacity of 1.3 million teus p.a. although some congestion occurred due to constraints in the rail network. In July, P&O increased its shareholding in NSICT to 100% via acquisition of a 5% minority interest.

4. In the Philippines, political uncertainty throughout 2003 has led to limited infrastructure investment and this, together with a weakening Peso, continued to impact on general cargo volumes. It also resulted in low growth in container volumes. The new domestic Ro-Ro terminal should benefit from a full transfer of

volumes from within the port in December, which is later than had originally been envisaged.

5. The other Asian terminals experienced good growth in Q3.

Americas

6. At the PNCT terminal in New York, an additional liner service was gained in Q3 and vessel calls commenced in October. The redevelopment of the central area of the terminal has been completed and repaving of the end sections is scheduled to occur progressively between now and the end of 2004.

7. Elsewhere, P&O's small investment in the Port of Miami Terminal Operating Company (POMTOC) has increased from 25% to 50% and good progress continued to be made at the acquired terminal in Vancouver. Q3 volumes in the US terminals were at similar levels to 2002 (on a like for like basis). In Argentina, import and export volumes grew strongly.

8. General cargo operations in the US continued to experience lower than average volumes, especially steel, as imports remained subject to trade restrictions. This was partly offset by good passenger volumes, particularly in New York.

Europe

9. In the UK, P&O's terminals continued to experience good growth in origin and destination cargo volume. The London Gateway Inquiry was completed on 5 September. A decision on the potential development is expected in the first half of 2004.

10. At Antwerp, P&O continued to enjoy good general cargo growth in Q3 despite overall volumes in the port being lower than 2002. P&O's Q3 container volume growth was also strong although yields remain low. The Antwerp Port Authority has announced the award of the entire east side of the Deurganckdok to a consortium of which P&O will be the majority shareholder and manager. The concession and consortium structure are in the process of being finalised. The new terminal is anticipated to provide an ultimate capacity of over 3 million teus, which would be developed in stages, with initial operations expected to commence in 2005/6.

11. In France, the acquisition of EGIS Ports SA (renamed Portsynergy France SA) by P&O Ports and CMA-CGM was completed in July. Portsynergy has significant interests in Le Havre, Marseille and Fos. Trading was better than anticipated, particularly at Le Havre.

Australia

12. In Australia, reasonable container volume growth was achieved in Q3 although, as anticipated, growth was at lower levels than earlier in the year. This reflected the reorganisation of service schedules by shipping lines which occurred in the second half of 2002 and resulted in high volume growth in H1 this year. General cargo volumes continued to be impacted by the drought.

FERRIES

	Carryings ('000)			
	Q3		YTD	
	2003	**2002**	**2003**	**2002**
Cars + coaches				
Short Sea	532	549	1,232	1,267
Other Routes	333	378	702	768
Total	**865**	**927**	**1,934**	**2,035**
Passengers				
Short Sea	3,111	3,441	7,489	8,439
Other Routes	1,322	1,433	2,885	3,141
Total	**4,433**	**4,874**	**10,374**	**11,580**
Freight Units				
Short Sea	241	219	723	657
Other Routes	272	276	838	833
Total	**513**	**495**	**1,561**	**1,490**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and the Western Channel.

(2) Carryings are reported for continuing routes only and consequently the 2002 comparatives have been restated to exclude the routes closed or discontinued during 2002. These include Dover-Zeebrugge on the Short Sea, the routes from Felixstowe to Rotterdam and Zeebrugge on the North Sea and the Scottish Isles routes.

Summary

1. Ferries peak season saw a continuation of the disappointing trends reported in the first half year. Passenger carryings were significantly down and tourist vehicle rates on the Short Sea route were weak. The freight business, however, continued to experience steady volume growth.

2. P&O announced in May that it had signed a Memorandum of Understanding with Stena AB for the proposed acquisition by Stena of part of P&O's ferry operations on the Irish Sea and the transfer of Stena's port operations at Stranraer to P&O's port at Cairnryan. Contracts were exchanged in October. The transactions are subject to certain conditions and approvals. In August, the UK Office of Fair Trading cleared the proposed Cairnryan transaction. The transaction concerning the ferry operations has been referred to the UK Competition Commission and is also due to be considered by the Irish Competition Authority.

3. On 3 September, the European Commission commenced an investigation into the provision of passenger and/or freight transport services between the UK, Ireland and Continental Europe. P&O Ferries falls within the scope of the investigation along with several other transport operators. There have been no developments of substance.

Tourist Vehicles and Passengers

4. For Q3, P&O's total tourist vehicle carryings were 7% down compared to 2002 and total passenger carryings were 9% down reflecting weaker market conditions.
5. On the Short Sea, the overall tourist vehicle market declined slightly. P&O's tourist vehicle carryings were 3% down compared to the same period in 2002 and rates were approximately 6% down. The overall coach market declined approximately 14% compared to 2002 as a result of operators' decisions earlier in the year to focus on domestic UK holidays for the 2003 season. Consequently, P&O's Q3 passenger carryings were 10% below 2002. Average on-board spend per head increased.
6. On other P&O routes there was a 12% decline in tourist vehicles carryings and an 8% decline in passenger carryings compared to Q3 2002. Rates were generally similar or ahead of last year. Good growth in tourist vehicle and passenger carryings were achieved on the Irish Sea in a relatively static market but other routes continued to be significantly down on 2002.

Freight

7. For Q3, P&O's total freight volumes were 4% ahead of 2002.
8. On the Short Sea, the overall freight market grew 5% and P&O carryings were 10% higher than last year. Rates, however, came under pressure and were slightly down on 2002. On other routes, P&O carryings were at similar levels to 2002 with rates broadly unchanged.
9. For Ferrymasters, total Continental European volumes decreased 8% in Q3 compared to 2002 reflecting a weak quarter for UK and Continental European manufacturing. Average rates per unit were marginally better than 2002. Total Irish volumes increased 2% in Q3 compared to 2002 and average rates per unit were slightly down on 2002. Freight management volumes grew 15% in Q3 and margins remained at similar levels to 2002.

COLD LOGISTICS

1. In Q3, Cold Logistics continued to experience competitive pressures in the US although the Australasian business achieved another quarter of steady trading.
2. In the US integration of the sites acquired from ProLogis was completed successfully and ahead of schedule. A number of other specific sites, however, continued to experience competitive pressure. Low fish and strawberry volumes impacted facilities in California although they were partly offset by strong import/export meat volumes in the Texas region.
3. In Australasia several small contracts were won in the quarter from both retailers and food manufacturers. A small expansion of a facility was completed in Queensland at a cost of £3.1 million to accommodate growth from existing customers. The facility increases capacity of the Australasian operations by 4%. Retail volumes and demand for storage of meat and dairy product were particularly strong in New Zealand.

(ends)

P&O

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 13 NOVEMBER 2003

P&O NEDLLOYD RESULTS: THIRD QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the third quarter 2003. In general terms it shows that:

In Q3

- P&O Nedlloyd achieved an operating profit for the quarter of $56 million before restructuring costs (compared to a loss of $46 million in Q3 2002);
- Average revenue per teu improved by 18% over Q3 2002;
- Continued focus on higher yielding dominant leg cargoes meant that throughput was only 1% up on Q3 2002; and
- Adverse currency movements impacted costs although annualised cost savings of $320 million have been achieved since the start of 2002.

Outlook

- The positive trend in Q3 is being maintained in Q4; and
- Despite new building orders, the supply/demand balance in the industry is expected to remain favourable until at least the end of 2005, with an increasingly positive outlook for 2004.

Further information: Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd +31 (0) 626 316 854

Gill Samuel, Director, Corporate Communications, P&O Nedlloyd +44 (0)20 7441 8706

RESULTS AND STATISTICS

	Q3 2003	Q3 2002	Year to Date 2003	Year to Date 2002
Throughput (teus)				
Europe/Asia	296,700	303,200	887,400	854,600
North/South & Cross Trades	347,000	343,600	1,008,600	961,200
North America	296,800	282,300	859,100	804,100
Total	**940,500**	**929,100**	**2,755,100**	**2,619,900**
Average revenue per teu	1,346	1,138	1,266	1,139
Revenue	1,266	1,057	3,486	2,983
Operating profit/(loss) before interest and tax (before restructuring costs)	**56**	**(46)**	**11**	**(159)**
Restructuring costs	(3)	(5)	(9)	(22)
Operating profit/(loss) before interest and tax (after restructuring costs)	53	(51)	2	(181)
Net profit on sale of fixed assets	-	(4)	-	1
Interest, minorities and other items	(12)	(12)	(35)	(33)
Profit/(loss) before tax	**41**	**(67)**	**(33)**	**(213)**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
2. All financial figures are US$ million except average revenue per teu which is US$.
3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $56 million operating profit for Q3 (before restructuring costs of $3 million) represents an improvement of $102 million compared with the same period last year (operating loss of $46 million before restructuring costs of $5 million) and an improvement of $45 million compared with Q2 2003 (operating profit of $11 million before restructuring costs of $4 million).

2. The key factor in achieving this significantly improved result was the substantial further increase in revenue rates. P&O Nedlloyd's average revenue rate was 18% up on Q3 2002 and 8% up on Q2 2003. A vital contributor to this was the rate increase achieved on the Europe/Asia trades. The increase in revenue rates was assisted by currency adjustment factors to offset the weaker US dollar.

3. A further major reason for P&O Nedlloyd's increased revenue rates was its continuing focus on higher yielding cargoes, including reduced throughputs on the marginal contribution non-dominant legs, particularly Europe/Asia. The late peak in the Transpacific resulted in relatively little growth in the company's total liftings in Q3. As a result, total throughput was only 1% up on the same period last year.

4. Despite higher operating costs generated by the strength of the Euro, increased fuel prices and the imbalance of container flows, P&O Nedlloyd has achieved $320 million in like for like annualised cost savings since the start of 2002. With implementation next year of the final stages of a new global systems and management information programme, further substantial savings will be achieved during 2004.

5. The favourable trend in Q3 is being maintained in Q4 for P&O Nedlloyd. Looking ahead, prospects for the industry remain positive. World trade continues to grow, supported by increased outsourcing of manufacturing to the East, and the supply/demand balance appears favourable for at least the next two years. There are, however, continuing cost pressures from adverse currency trends, together with higher fuel prices and charter rates.

(ends)

PORTS

Throughput[1] (TEU'[2] ' 000)

Region	Q3 2003	Q3 2002	YTD 2003	YTD 2002
Asia	1,217	1,010	3,430	2,685
Americas	481	346	1,304	949
Europe	889	686	2,275	1,869
Australia	410	381	1,205	1,005
Total	**2,997**	**2,423**	**8,214**	**6,508**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Summary

1. Q3 2003 throughput was 24% up on Q3 2002 with 13% attributable to organic growth. Year to date growth has been 26% with 20% attributable to organic growth.

Asia

2. In China, the existing terminal operation at Qingdao (QQCT) is now operating at its full capacity of 1.3 million teus p.a. In July P&O announced that it had signed an agreement with the Qingdao Port Company to invest in and operate the new phase of the container port. Government approval was granted on 3 September and a business licence was issued on 3 November. The new phase has already commenced operations and is handling higher volume than the existing QQCT terminal. The new facilities are expected to be handed over to QQCT later this month. In Shenzen, the first berth of the Shekou terminal expansion started operation in August and the enlarged facility experienced strong growth.

3. In India, the new terminal at Mundra commenced operation in July. Two new quay cranes have been commissioned and the rail link with Delhi is now operational. At Mumbai, the NSICT terminal continued to operate at its full capacity of 1.3 million teus p.a. although some congestion occurred due to constraints in the rail network. In July, P&O increased its shareholding in NSICT to 100% via acquisition of a 5% minority interest.

4. In the Philippines, political uncertainty throughout 2003 has led to limited infrastructure investment and this, together with a weakening Peso, continued to impact on general cargo volumes. It also resulted in low growth in container volumes. The new domestic Ro-Ro terminal should benefit from a full transfer of volumes from within the port in December, which is later than had originally been envisaged.

5. The other Asian terminals experienced good growth in Q3.

Americas

6. At the PNCT terminal in New York, an additional liner service was gained in Q3 and vessel calls commenced in October. The redevelopment of the central area of the terminal has been

completed and repaving of the end sections is scheduled to occur progressively between now and the end of 2004.

7. Elsewhere, P&O's s mall investment in the Port of Miami Terminal Operating Company (POMTOC) has increased from 25% to 50% and good progress continued to be made at the acquired terminal in Vancouver. Q3 volumes in the US terminals were at similar levels to 2002 (on a like for like basis). In Argentina, import and export volumes grew strongly.

8. General cargo operations in the US continued to experience lower than average volumes, especially steel, as imports remained subject to trade restrictions. This was partly offset by good passenger volumes, particularly in New York.

Europe

9. In the UK, P&O's terminals continued to experience good growth in origin and destination cargo volume. The London Gateway Inquiry was completed on 5 September. A decision on the potential development is expected in the first half of 2004.

10. At Antwerp, P&O continued to enjoy good general cargo growth in Q3 despite overall volumes in the port being lower than 2002. P&O's Q3 container volume growth was also strong although yields remain low. The Antwerp Port Authority has announced the award of the entire east side of the Deurganckdok to a consortium of which P&O will be the majority shareholder and manager. The concession and consortium structure are in the process of being finalised. The new terminal is anticipated to provide an ultimate capacity of over 3 million teus, which would be developed in stages, with initial operations expected to commence in 2005/6.

11. In France, the acquisition of EGIS Ports SA (renamed Portsynergy France SA) by P&O Ports and CMA-CGM was completed in July. Portsynergy has significant interests in Le Havre, Marseille and Fos. Trading was better than anticipated, particularly at Le Havre.

Australia

12. In Australia, reasonable container volume growth was achieved in Q3 although, as anticipated, growth was at lower levels than earlier in the year. This reflected the reorganisation of service schedules by shipping lines which occurred in the second half of 2002 and resulted in high volume growth in H1 this year. General cargo volumes continued to be impacted by the drought.